EXHIBIT 99.1

Ultrapetrol Reports Financial Results for First Quarter 2016

NASSAU, Bahamas, May 12, 2016 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (NASDAQ:ULTR), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business and Ocean Business), today announced financial results for the first quarter ended March 31, 2016.

First Quarter 2016 and subsequent events highlights:

  Recorded first quarter 2016 revenues of $67.1 million;

  Recorded adjusted consolidated EBITDA of $14.3 million in the first quarter of 20161, which includes adjusted EBITDA of $9.0 million from our Offshore Supply Business, $7.0 million from our River Business, $0.2 million from our Ocean Business, and adjusted EBITDA of $(1.9) million from foreign currency exchange cash losses mainly from our subsidiaries in Argentina;

  Recorded total adjusted net loss and adjusted net loss per share of $(17.7) million and $(0.13), respectively, which excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, the gain from the sale is being deferred over the term of the lease up to the present value of the lease payments); and excludes the effect of a $0.5 million gain for deferred taxes on unrealized foreign exchange gains on U.S. dollar-denominated debt of one of our subsidiaries in our Offshore Supply Business.2 Before adjusting for these effects, the recorded total net loss and net loss per share are $(17.1) million and $(0.12), respectively;

  Adjusted EBITDA for our River Business segment increased from $3.2 million in the first quarter of 2015 to $7.0 million in the same period of 2016;

  On January 28, 2016, the Company entered into a MOA whereby we agreed to sell the Product Tanker Alejandrina for gross proceeds of $4.9 million. This vessel was subsequently delivered to buyers on March 7, 2016. Subsequently, on the same date, we completed the repayment of $2.9 million outstanding under the senior loan facility with Natixis; and

  On May 10, 2016, we announced that we reached an agreement with our secured lenders to extend the existing forbearance agreements through May 31, 2016.

Damián Scokin, Ultrapetrol's President and Chief Executive Officer, stated, “In the first quarter of 2016, our financial results continued to reflect the impact of historically weak commodity markets, despite the meaningful operational improvements that we have continued to realize as a result of our strategic initiatives. We remain focused on implementing rigorous streamlining and cost controls across all aspects of our businesses in order to maximize the efficiency, utilization, and profitability of our vessels. In this way, we believe that Ultrapetrol will be ideally positioned to experience the full benefits of a market recovery.”

Mr. Scokin continued, “We also continue to conduct ongoing discussions with our secured lenders as we pursue a consensual financial restructuring that benefits all stakeholders. We appreciate the cooperation of our lenders throughout this process, and we continue to believe that these negotiations will result in a stronger, more flexible, and more capable Ultrapetrol that is positioned to thrive in a sustainable, long-term manner.”

1 For a reconciliation of non-GAAP measures, please see the tables included under the supplemental information section of this release.

2 For a detailed explanation of these adjustments and other adjustments elsewhere in this release, see "Overview of Financial Results" and the tables included under the Supplemental Information section of this release.

Overview of Financial Results

Total revenues for the first quarter of 2016 were $67.1 million as compared with $84.6 million in the same period of 2015.

Adjusted EBITDA for the first quarter of 2016 was $14.3 million as compared to $15.2 million in the same period of 2015. For a reconciliation of adjusted EBITDA to cash flows from operating activities, please see the tables at the end of this release.

Adjusted net loss for the first quarter of 2016 was $(17.7) million, or $(0.13) per share as compared with net loss of $(4.4) million, or $(0.03) per share, during the same period of 2015. First quarter 2016 adjusted net loss excludes a $0.1 million gain related to the sale of dry barges which were subsequently leased back to the Company (for accounting purposes, such gain will be deferred over the term of the lease up to the present value of the lease payments); and excludes the effect of a $0.5 million gain for deferred taxes on unrealized foreign exchange losses on U.S. dollar-denominated debt of one of our subsidiaries in our Offshore Supply Business. Before adjusting for these effects, the recorded total net loss and net loss per share are $(17.1) million and $(0.12), respectively.

Cecilia Yad, Ultrapetrol's Chief Financial Officer, said, “Throughout the first quarter, we continued to make progress in our negotiations with our secured lenders to strengthen our capital structure and address the challenges brought on by the deep downturn in global commodity markets. Throughout this process, we have maintained a healthy liquidity position and have operated our businesses on a normal basis, making full and timely payments to all vendors, employees, suppliers and trading counterparties without sacrificing our high standards of safety and customer service.”

Business Segment Highlights

River

During the first quarter of 2016, as throughout last year, our River Business was negatively impacted by lower freight rates resulting from the combined adverse effects brought forth by historically low commodity prices and the overcapacity of barges in the Hidrovia, which continued to affect the demand for transport capacity. To counter these negative effects, the Company has taken measures to seek to consolidate its transition to a “point-to-point” operational system to reap the whole benefits of its lower cost structure and increased efficiency while also focusing on obtaining additional cost savings and leaner structure. We believe the Company has achieved significant changes, which translated into operational improvements in a context of major headwinds.

We are in the process of implementing a new IT system which aims to monitor our fleet more effectively while providing operational data that will allow us to pinpoint opportunities to enhance our operation and reduce inefficiencies and costs even further.

First quarter of 2016 River Business segment adjusted EBITDA was $7.0 million, as compared to $3.2 million in the same period of 2015, representing an improvement of $3.8 million or 117%. A significant portion of this difference results from lower voyage expenses, crew and maintenance costs derived from the new operational model implemented during 2015 (we transitioned from a complex hub-and-spoke system to a point-to-point system, which increased voyage efficiency and asset utilization, and improved transit times).

Net tons transported during the first quarter of 2016 were relatively flat as compared to the same period in 2015. However, total freight revenues decreased by 18% during the first quarter of 2016, when compared to the same period of 2015, mainly driven by continued weakness in freight rates.

Prices of agricultural products as well as prices of iron ore and petroleum products we carry along the Hidrovia continue to beat historically low levels. Although this may temporarily impact output, we are confident that prices will return to healthy levels. According to the latest United States Department of Agriculture (“USDA”) estimates, the soybean crop in Paraguay for 2015 was 8.1 million tons, which is in line with USDA’s estimate for the 2014 crop, and is expected to increase to 8.8 million tons in 2016. Argentina, Brazil, Bolivia, Paraguay and Uruguay are estimated to account for approximately 54% of world soybean production in 2016, as compared to 30% in 1995.We believe these figures are a sign of the strength of the long-term growth prospects of the agricultural sector along the Hidrovia, where the seeded area is expected to continue to grow. In addition, iron ore production in the three mines connected with the river system has also increased substantially in the last decade. While iron ore prices are at historically low levels, this commodity still represents an important long-term growth driver for our River Business, as we expect the global demand for iron ore to recover from current lows.

Offshore Supply

Our Offshore Supply Business fleet consisted of thirteen Platform Supply Vessels, or PSVs, and one ROV (Remotely Operated Vehicle) Support Vessel, or RSV. Out of the thirteen PSVs, eight were chartered in Brazil (although one of these vessels was blocked but expected to resume its contract in the forthcoming months), three were laid-up in Brazil and two remained laid-up in the North Sea while being tendered for long term charters with Petrobras. Our RSV UP Coral is chartered in Brazil with Petrobras.

The adjusted EBITDA generated by the Offshore Supply Business segment during the first quarter of 2016 decreased by 28% to $9.0 million, compared to $12.6 million in the same period of 2015. This decrease is mostly attributable to the contract cancellation by Petrobras of our UP Esmeralda, UP Amber and UP Pearl, as well as the blocking of our UP Turquoise in September 2015 and the decision to lay up our UP Jasper and UP Agate in response to the severely depressed rate environment in the North Sea. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Total revenues from our Offshore Supply Business for the first quarter of 2016 decreased by $9.3 million to $20.3 million, as compared to $29.6 million in the same period of 2015. This 28% decrease was primarily related to the contract cancellation by Petrobras of our UP Amber, UP Pearl and UP Esmeralda, and the blocking of our UP Turquoise by Petrobras in September 2015, an increase in offhire days of our UP Safira as compared to the same period last year, the lay-up of our UP Jasper and UP Agate in the North Sea on account of low average spot rates and a decrease in revenues in the rest of our PSV fleet (excluding our UP Opal) related to an average 37% devaluation of the Brazilian real between the first quarter of 2015 and the first quarter of 2016. This was partially offset by an increase in revenue related to our UP Coral and UP Opal, which entered into long-term charters with Petrobras on August 5, 2015 and January 25, 2015, respectively, as compared to their operation in the North Sea during the same period last year.

Ocean

In the first quarter of 2016, the Company operated two container vessels in its flag-protected feeder container service in South America, as well as two Product Tankers (Austral and Mentor), which continue to be employed on charters with oil majors in the same flag-protected South American coastal trade in which they have operated in the past. Our Product Tanker Alejandrina completed its last charter on September 18, 2015, and was sold on January 28, 2016, for gross proceeds of $4.9 million.

The Ocean Business segment adjusted EBITDA was $0.2 million in the first quarter of 2016, as compared to $1.4 million in the same period of 2015, a $1.2 million decrease. For a reconciliation of segment adjusted EBITDA to operating profit (loss), please see the tables at the end of this release.

Revenues from the Ocean Business decreased by $3.5 million, or 22%, to $12.6 million in the first quarter of 2016, as compared to $16.1 million the same period of 2015. This decrease is mainly attributable to the sale of our Amadeo during the second quarter of 2015, slower vessel rotation of our container feeder vessels and an increase in offhire days of our Austral as compared during the first quarter of 2016 as compared to the same period last year.

Use of Non-GAAP Measures

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles, or non-GAAP, measures such as adjusted EBITDA, adjusted net income and any other adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the liquidity of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of liquidity prepared in accordance with GAAP. A reconciliation of adjusted EBITDA to segment operating profit and cash flow from operations is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Friday, May 13, 2016, at 10:00 a.m. EDT accessible via telephone and Internet with an accompanying slide presentation. Investors and analysts may participate in the live conference call by dialing 1-888-603-9627 (toll-free U.S.) or 1-517-308-9093 (outside of the U.S.); passcode: ULTR. Please register at least 10 minutes before the conference call begins. A replay of the call will be available for one week via telephone starting approximately one hour after the call ends. The replay can be accessed at 1-888-562-7242 (toll-free U.S.) or 1-203-369-3490 (outside of the U.S.); passcode: 1305. The webcast will be archived on Ultrapetrol's Web site for 30 days after the call.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soya bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR – G

Supplemental Information: Summary consolidated financial data

The following table shows our unaudited consolidated balance sheet as of March 31, 2016, and our audited consolidated balance sheet as of December 31, 2015 (1):

(Stated in thousands of U.S. dollars, except par value and share amounts)

	At March 31,	December 31,
	2016	2015
ASSETS

CURRENT ASSETS

Cash and cash equivalents	$35,430	$45,193
Restricted cash	6,471	10,779
Accounts receivable, net of allowance for doubtful accounts of $623 and $489 in 2016 and 2015, respectively	39,621	32,655
Operating supplies and inventories	20,009	16,947
Prepaid expenses	8,138	3,560
Other receivables	19,149	18,064
Other assets	--	4,535
Total current assets	128,818	131,733
NONCURRENT ASSETS

Other receivables	22,950	21,500
Restricted cash	1,472	1,472
Vessels and equipment, net	657,297	669,087
Dry dock	8,635	10,281
Investments in and receivables from affiliates	3,821	3,570
Deferred income tax assets	707	846
Total noncurrent assets	694,882	706,756
Total assets	$823,700	$838,489

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Accounts payable	$32,091	$29,391
Customer advances	2,181	1,968
Payable to related parties	81	41
Accrued interest	17,156	11,454
Current portion of long-term financial debt net of debt issuance costs of $10,584 and $10,827 in 2016 and 2015, respectively	445,195	452,721
Other current liabilities	18,855	19,955
Total current liabilities	515,559	515,530
NONCURRENT LIABILITIES

Deferred income tax liabilities	12,537	10,562
Deferred gains	2,682	2,783
Total noncurrent liabilities	15,219	13,345
Total liabilities	530,778	528,875

EQUITY
Common stock, $0.01 par value: 250,000,000 authorized shares; 140,729,487 shares outstanding	1,446	1,446
Additional paid-in capital	492,255	491,893
Treasury stock: 3,923,094 shares at cost	(19,488)	(19,488)
Accumulated deficit	(180,488)	(163,388)
Accumulated other comprehensive loss	(803)	(849)
Total equity	292,922	309,614
Total liabilities and equity	$823,700	$838,489

The following table contains certain unaudited historical statements of income data for the periods indicated below derived from our unaudited condensed consolidated statements of income expressed in thousands of U.S. dollars (1):

	Three Months Ended March 31,
	2016	2015	Percent Change
Revenues
Attributable to River Business	$34,181	$38,930	-12%
Attributable to Offshore Supply Business	20,321	29,557	-31%
Attributable to Ocean Business	12,595	16,086	-22%
Total revenues	67,097	84,573	-21%

Voyage and manufacturing expenses
Attributable to River Business	(11,925)	(16,566)	-28%
Attributable to Offshore Supply Business	(1,780)	(1,649)	8%
Attributable to Ocean Business	(5,447)	(5,021)	8%
Total voyage expenses	(19,152)	(23,236)	-18%

Running costs
Attributable to River Business	(10,165)	(13,901)	-27%
Attributable to Offshore Supply Business	(7,086)	(12,374)	-43%
Attributable to Ocean Business	(5,705)	(8,123)	-30%
Total running costs	(22,956)	(34,398)	-33%

Amortization of drydocking and intangible assets	(2,388)	(1,999)	19%
Depreciation of vessels and equipment	(9,889)	(10,504)	-6%
Administrative and commercial expenses	(10,003)	(9,669)	3%
Other operating income, net	1,266	46	--
Operating (loss) profit	3,975	4,813	-17%

Financial expense	(16,364)	(8,255)	98%
Foreign currency exchange gains (losses), net	(1,932)	(1,897)	2%
Investment in affiliates	27	(93)	--
Other, net	11	12	-8%
Total other expenses	(18,258)	(10,233)	78%
(Loss) income before income tax	$(14,283)	$(5,420)	164%
Income tax (expenses) benefit	(2,817)	313	--

Net (loss) attributable to Ultrapetrol (Bahamas) Limited	$(17,100)	$(5,107)	235%

The following table contains our unaudited statements of cash flows for the three months ended March 31, 2016, and 2015 (1):

(Stated in thousands of U.S. dollars)

	For the three-month period ended March 31,
	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(17,100)	$(5,107)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation of vessels and equipment	9,889	10,504
Amortization of dry docking	2,388	1,999
Expenditure for dry docking	(742)	(1,330)
Loss on debt renegotiation costs	7,611	-
Debt issuance expense amortization	243	640
Net (income) losses from investments in affiliates	(27)	93
Allowance for doubtful accounts	134	-
Share - based compensation	362	364
Changes in assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(7,100)	(6,209)
Other receivables, operating supplies and inventories and prepaid expenses	(6,367)	(2,413)
Other	(352)	122
Increase (decrease) in liabilities:
Accounts payable and customer advances	2,886	1,468
Other payables	6,740	772
Net cash (used in) provided by operating activities	(1,435)	903
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels and equipment	(1,889)	(9,344)
Proceeds from disposals of vessels, net	4,684	-
Net cash provided by (used in) investing activities	2,795	(9,344)
CASH FLOWS FROM FINANCING ACTIVITIES
Debt renegotiation costs paid	(7,611)	-
Early repayment of long-term financial debt	(7,234)	-
Decrease in restricted cash	4,313	-
Scheduled repayments of long-term financial debt	(535)	(5,727)
Other financing activities, net	(56)	518
Net cash (used in) financing activities	(11,123)	(6,245)
Net (decrease) in cash and cash equivalents	(9,763)	(14,686)
Cash and cash equivalents at the beginning of year	45,193	34,982
Cash and cash equivalents at the end of the period	$35,430	$20,296

(1) As a result of a non-compliance of and the cross default provisions contained in relevant debt agreements, the Company has classified its entire debt as of March 31, 2016, as current liabilities in the consolidated financial statements included elsewhere herein. As a result, the Company reports a working capital deficit of $386.7 million at March 31, 2016. If our indebtedness is accelerated, it will be very difficult in the current financing environment for us to refinance our debt or obtain additional financing and we could lose our vessels if our lenders foreclose their liens, which could impair our ability to conduct our business and continue as a going concern. The consolidated financial statements included elsewhere herein have been prepared assuming that the Company will continue as a going concern. Accordingly, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Company is unable to continue as a going concern.

The following table reconciles our Adjusted Consolidated EBITDA to our cash flow for the three months ended March 31, 2016, and 2015:

	Three months ended March 31,
($000's)	2016	2015
Total cash flows (used in) provided by operating activities	(1,435)	903
Total cash flows provided by (used in) investing activities	2,795	(9,344)
Total cash flows (used in) financing activities	(11,123)	(6,245)

Total cash flows (used in) provided by operating activities	$(1,435)	$903

Plus

Adjustments

Increase / Decrease in operating assets and liabilities	4,193	6,260
Expenditure for dry docking	742	1,330
Income Tax Expense	2,817	(313)
Financial Expenses	8,753	8,255
Allowance for doubtful accounts	(134)	--
Yard EBITDA from Touax sale	(100)	(99)
Other adjustments	(578)	(1,097)

Adjusted Consolidated EBITDA	$14,258	$15,239

The following table reconciles our adjusted net income and adjusted EPS to net loss and EPS for the three months ended March 31, 2016, and 2015:

($000’s)	Three months ended March 31, 2016	Three months ended March 31, 2015	% Change

Revenues	$67,097	$84,573	-21%

Adjusted EBITDA	$14,258	$15,239	-6%

Net (loss) as reported	$(17,100)	$(5,107)	235%

EPS as reported (In $ per share)	$(0.12)	$(0.04)	200%

Adjustments to Net Income / Loss as reported

Yard EBITDA from barge sale	(100)	(99)	1%
Income Tax on exchange variance (loss) benefit (1)	(482)	762	--

Adjusted net (loss)	$(17,682)	$(4,444)	298%
Adjusted EPS (In $ per share)	$(0.13)	$(0.03)	333%

(1) Provision for income tax on foreign currency exchange gains on U.S. dollar denominated debt of one of our subsidiaries on the Offshore Supply Business.

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2016:

	First quarter ended March 31, 2016
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$426	$4,295	$(746)	$3,975
Depreciation and amortization	6,627	4,719	931	12,277
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	27	--	--	27
Yard EBITDA from Touax barge sale	(100)	--	--	(100)
Other, net	--	11	--	11

Segment Adjusted EBITDA	$6,980	$9,025	$185	$16,190

Items not included in Segment Adjusted EBITDA
Foreign currency exchange gains, net				(1,932)

Adjusted Consolidated EBITDA				$14,258

The following table reconciles our Adjusted Consolidated EBITDA to our Operating Profit per business segment for the first quarter ended March 31, 2015:

	First quarter ended March 31, 2015
($000's)	River	Offshore Supply	Ocean	TOTAL

Segment operating (loss) profit	$(3,250)	$8,060	$3	$4,813
Depreciation and amortization	6,663	4,495	1,345	12,503
Investment in affiliates / Net income (loss) attributable to non-controlling interest in subsidiaries	(93)	--	--	(93)
Yard EBITDA from Touax sale	(99)	--	--	(99)
Other, net	--	1	11	12

Segment Adjusted EBITDA	$3,221	$12,556	$1,359	$17,136

Items not included in Segment Adjusted EBITDA
Foreign currency exchange gains, net				(1,897)

Adjusted Consolidated EBITDA				$15,239

CONTACT: The IGB Group

Leon Berman
212-477-8438
lberman@igbir.com

Bryan Degnan
646-673-9701
bdegnan@igbir.com